Dune Energy, Inc.

777 Walker Street, Suite 2300

Houston, Texas 77002

March 1, 2012

VIA EDGAR

Mr. Kevin Dougherty

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE: Withdrawal of Application for Qualification of Indenture under the Trust Indenture Act of 1939 (File No. 22-28961), as amended, Originally Filed on November 14, 2011

Dear Mr. Dougherty:

Pursuant to Section 307(a) of the Trust Indenture Act of 1939, as amended, Dune Energy, Inc., a Delaware corporation (the “Company”), hereby withdraws the Application for Qualification of Indenture under the Trust Indenture Act of 1939 (File No. 22-28961), originally filed by the Company on November 14, 2011 (together with all amendments and exhibits thereto, the “Application”).

Please forward any further documentation relating to the Application to the undersigned via email at jwatt@duneenergy.com and via mail at 777 Walker Street, Suite 2300, Houston, Texas 77002, with a copy to Henry Havre of Andrews Kurth LLP, via email at henryhavre@andrewskurth.com.

If you have any questions or require further information regarding this withdrawal, please do not hesitate to contact Henry Havre at (713) 220-4368.

Sincerely, DUNE ENERGY, INC.

/s/ James A. Watt
James A. Watt President and Chief Executive Officer